Shannon Morris

Secretary

One American Road

Dearborn, MI 48126

(303) 938-8975

December 3, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Rolaine S. Bancroft

Telephone No. (202) 551-3313

Re:	Ford Credit Floorplan Master Owner Trust A;

Ford Credit Floorplan Corporation and

Ford Credit Floorplan LLC (the "Co-Registrants")

Form SF-3 Shelf Registration Statement (the "Registration Statement")

Ladies and Gentlemen:

On behalf of each Co-Registrant, we are submitting the Registration Statement referred to above.

On behalf of each Co-Registrant, we hereby confirm that all filings required to be made under General Instructions I.A.1 and I.A.2 to Form SF-3 (the "General Instructions") were made during the twelve calendar months and any portion of a month immediately preceding the filing of this Registration Statement, in accordance with the General Instructions.

We would appreciate notice as to whether the U.S. Securities and Exchange Commission will conduct a review of this Registration Statement and, if so, the type of review and the name of the individual at the Commission who will be assigned the Registration Statement.

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Shannon Morris
Shannon Morris
Secretary

cc:	Ryan Hershberger, Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC
Joseph P. Topolski, Katten Muchin Rosenman LLP

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